Exhibit 99.01

Press Release

Acucela to Hold 2015 Annual Meeting of Shareholders on June 8, 2015

Board Rejects SBI Holdings’ Request for Special Meeting of Shareholders

Acucela Named in Lawsuit by SBI and Ryo Kubota, MD, PhD

SEATTLE (March 4, 2015) — Acucela Inc. (TOKYO: 4589), a clinical-stage biotechnology company that specializes in discovering and developing novel drug candidates to potentially treat and slow the progression of sight-threatening ophthalmic diseases, today announced that its 2015 Annual Meeting of Shareholders will be held on Monday, June 8, 2015 at Acucela’s headquarters in Seattle, Washington at 1:00PM Pacific Time for shareholders of record as of March 31, 2015. At that time, Acucela management intends to share with investors its strategic vision and path forward. Acucela is and will continue to be an ophthalmology-focused biotechnology company dedicated to improving patient lives and building a successful and sustainable business for the benefit of all stakeholders.

Acucela announced on December 22, 2014 that the Board appointed Brian O’Callaghan to the position of CEO, replacing Ryo Kubota, MD, PhD, Acucela’s founder. Dr. Kubota has retained his position as Chairman. As previously disclosed, on January 28, 2015 (Pacific Standard Time) Acucela received a letter (the “Letter”) from SBI Holdings, Inc., the parent corporation of several Acucela shareholders (collectively, “SBI”), demanding that Acucela hold a special meeting of its shareholders for the purposes of removing Acucela’s current Board members, other than Dr. Ryo Kubota, and electing a slate of four directors identified in the Letter to fill the resulting vacancies. In the Letter, SBI announced that it had entered into a voting agreement and had given an irrevocable proxy to Dr. Kubota, expiring on July 28, 2015, to vote SBI’s shares at any shareholders’ meeting, thereby giving Dr. Kubota unilateral control over more than 50% of the shares eligible to vote. SBI has also made clear in other communications with the Company that if SBI is successful in reconstituting the Board, it plans to reinstate Dr. Kubota as Acucela’s CEO. Acucela issued a press release acknowledging the Letter on February 2, 2015.

On March 3, 2015 (Pacific Standard Time), SBI and Dr. Kubota filed a lawsuit in Washington state court seeking an order compelling the Company to hold a special shareholder meeting on or before April 28, 2015, and to provide its shareholders written notice of that meeting as soon as practicable but no later than March 31, 2015.

Acucela’s Board of Directors has considered SBI’s demand for a special meeting of shareholders and has determined with reasonable legal basis that, under the Company’s bylaws and applicable corporate law, SBI’s demand for a special meeting and removal of Acucela’s current Board members is defective. Acucela’s position is not intended to restrict shareholder rights.

“We have reached out to SBI in order to explain our views on the validity of their demand,” said Brian O’Callaghan, President and CEO, “but they have continued to condition any meeting on requiring Acucela to accept the request of holding a special meeting, an action that Acucela believes that it is not legally required to undertake.”

“Acucela is undergoing a transformation for the good of all stakeholders and has built considerable forward momentum,” added Mr. O’Callaghan. “We started the process with the change of management, have rebuilt our relationship with Otsuka Pharmaceutical, our key collaborator, and have the commitment of our employees. We believe that SBI’s proposal will undermine that transformation. As we bring word of our progress to shareholders at the upcoming Annual Meeting, we hope that SBI will change its approach and join us in working to build a bright and fruitful future for the Company.”

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SBI Proposal would Cause Irreparable Harm to Acucela and its Shareholders

Glen Y. Sato, the Company’s lead director, stated, “We were fortunate that Brian O’Callaghan, with Dr. Kubota’s full support, agreed to take on the role of CEO once it became apparent to the Board that Dr. Kubota was unable to transition from founding visionary to a public company CEO. It is already clear that, under Brian’s leadership, the Company, its employees and its program are on the right path to realize their full potential. The Board determined that, as CEO, Dr. Kubota’s lack of leadership merited his replacement. Moreover, after Mr. O’Callaghan took over we learned of Dr. Kubota’s poor relationship with Otsuka, such that removing him from any operational responsibilities, including the CEO role on a permanent basis, was appropriate. The Board therefore believes Dr. Kubota should not be reinstated as CEO. The Board owes a fiduciary duty to Acucela’s shareholders to do everything reasonably within its power to help realize the long-term value of the Company.”

Mr. Sato concluded, “The message to SBI and our other shareholders is clear: we believe that if Dr. Kubota returns as CEO, after his failure in that role once already, then in our opinion the Company and its shareholders are likely to suffer significant harm.”

Acucela’s Board and management team believe that the SBI proposal, if successful, would cause irreparable harm to Acucela, its employees, and its shareholders, including SBI, for at least the following reasons:

•	Forward Momentum: Acucela has an exciting strategy and a clear path forward, a path enthusiastically embraced by the executive team and Otsuka Pharmaceutical; the efforts in support of this path, as well as the business in general, would be severely disrupted and undermined by the SBI proposal. The Company continues to receive support from Otsuka on the activities related to the 2015 and 2016 emixustat program. Acucela has consulted with Otsuka regarding its transition of the chief executive officer role from Dr. Kubota to Brian O’Callaghan. Otsuka has given the Company verbal assurances that they do not intend to exercise their right to terminate the emixustat agreement based on Dr. Kubota’s changed role and the Company is currently discussing a possible amendment to the emixustat agreement;

•	Leadership Gap: Dr. Kubota had been at the helm of Acucela from its inception, presiding over the significant decline in shareholder value since the IPO. Particularly after the IPO, Dr. Kubota has provided little if any leadership, strategic direction or progress against initiatives;

•	Personnel: Acucela’s Board and management team remain resolutely against the SBI proposal, and to date no one at Acucela has come out in support of Dr. Kubota returning to an operational role. As a result, the Board believes the Company may suffer destabilizing management retention issues if Dr. Kubota is re-appointed as CEO;

Acucela to Hold 2015 Annual Meeting of Shareholders on June 8, 2015- page 3

•	Business Development/Pipeline: Business development activities, actively underway to support expanding Acucela’s pipeline, could be materially and adversely affected; and

•	SBI has articulated no Strategic Plan: Nowhere has SBI indicated its strategic plan or vision for Acucela or suggested ways to improve on our considerable momentum.

Mr. O’Callaghan stated, “We take our relationships with all shareholders very seriously, and remain dedicated to and interested in building a strong relationship with SBI, working in concert toward our mutual goal of ensuring the long-term success of Acucela. Toward that end, for the past four weeks we have extended numerous invitations to SBI to visit Acucela’s US headquarters in Seattle, Washington to engage SBI in a constructive dialogue to identify and address their concerns and provide a forum in which they could obtain an accurate appreciation of the Company and an understanding of what we are accomplishing. Unfortunately, none of these invitations have been accepted, SBI has refused to engage in discussions at any level and now they have filed a lawsuit based on what we believe to be an invalid claim. We call on SBI to engage with us so we can conduct constructive discussions that we believe will benefit all of Acucela’s stakeholders.”

About Acucela Inc.

Acucela Inc. (www.acucela.com or www.acucela.jp) is a clinical-stage biotechnology company that specializes in discovering and developing novel drug candidates to potentially treat and slow the progression of sight-threatening ophthalmic diseases impacting millions of individuals worldwide. Acucela currently has the following candidates in development in collaboration with Otsuka Pharmaceutical Co., Ltd.: emixustat hydrochloride for GA associated with dry AMD based on Acucela’s proprietary visual cycle modulation technology; and OPA-6566 for ocular hypertension and glaucoma.

Additional Information and Where to Find It

This release may be deemed to be solicitation material in respect of a proxy contest for the election of directors to the Board of Directors of Acucela. Acucela will be filing a proxy statement with the Securities and Exchange Commission (“SEC”). INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AND TSE WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to receive the proxy statement and other relevant documents free of charge at the SEC’s web site at www.sec.gov, TSE disclosure at https://www.release.tdnet.info/index.html or from Acucela Investor Relations at 1301 Second Avenue, Suite 4200, Seattle, Washington 98101-3805 and http://ir.acucela.com/ or http://ir.acucela.jp/.

Participants in Solicitation

Acucela and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of a proxy contest for the election of directors to the Board of Directors of Acucela. Information regarding the interests of Acucela’s directors and executive officers in the proxy contest will be included in Acucela’s definitive proxy statement.

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Contacts:

Acucela Inc. Francesca T. Nolan Director Corporate Communications Phone: 1-206-805-8300 Email: fnolan@acucela.com	Tomomi Sukagawa Director Investor Relations and Communication Phone: +81(0)3.5789.5872 Email: investor@acucela.com

The Abernathy MacGregor Group, Inc.

Michael Pascale or Kendell Moore

Phone: 1-212-371-5999

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